

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2019

Gustav Bahn
Associate General Counsel
Steadfast Apartment REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irvine, California 92612

      Re: Steadfast Apartment REIT, Inc.
           Registration Statement on Form S-4
           Filed November 5, 2019
           File No. 333-234520

Dear Mr. Bahn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction

cc: Heath Linsky